Exhibit 99.2

Press Release

Sanofi moves forward with EUROAPI listing on Euronext Paris

•	Sanofi will give its shareholders the opportunity to be part of EUROAPI’s new chapter of growth through an additional extraordinary dividend in kind

•	EUROAPI listing on Euronext Paris will occur in H1 2022, despite volatile market conditions

•	The French State, through the fund French Tech Souveraineté, intends to acquire 12% of EUROAPI’s capital for up to €150 million from Sanofi to become a long-term reference shareholder of EUROAPI

•	As planned, Sanofi will continue to hold circa 30% of EUROAPI, post transaction

•	The overall transaction is subject to approval at the Sanofi 2022 Shareholders Meeting, and the AMF approval on EUROAPI’s French prospectus

Paris, March 18 2022. Today marks a major milestone for EUROAPI, a leading European company dedicated to the development, production and marketing of active pharmaceutical ingredients* (API), as Sanofi’s Board of Directors unanimously proposed, on March 17th, to submit to its shareholders the distribution of circa 58% of the share capital of EUROAPI. In addition to the previously proposed €3.33 cash dividend per Sanofi share, this additional extraordinary dividend, exclusively in kind, is subject to shareholders approvalat Sanofi’s May 3, 2022 Ordinary and Extraordinary Shareholders’ Meeting. If approved, the distribution will take place shortly after the listing of EUROAPI’s shares on the regulated market of Euronext Paris, subject to the approval of the French Autorité des Marchés Financiers (AMF) on EUROAPI’s French prospectus, which will be made available to the public ahead of Sanofi’s Shareholders’ Meeting. Through this transaction, Sanofi is giving its shareholders the opportunity to take part in the success of a leading player in the API market with strong ambitions to become a global champion on a growing and dynamic market, and due to be listed on the regulated market of Euronext Paris.

In connection with the proposed spin-off, French Tech Souveraineté has agreed to purchase 12% in EUROAPI shares from Sanofi for up to €150 million, with the acquisition price to be determined based upon the thirty day volume weighted average trading price (“VWAP”) of EUROAPI’s shares on Euronext Paris, starting on the first day of trading. As a result, French Tech Souveraineté will become a long-term reference shareholder of EUROAPI and will be represented by two non-executive members on EUROAPI’s Board of Directors, including Benjamin Paternot and another member to be determined. French Tech Souveraineté’s investment is subject to approval of the spin-off by Sanofi’s shareholders and other customary conditions.

Post transaction, Sanofi confirms that it will hold circa 30% of the share capital and voting rights of EUROAPI and will remain a long-term strategic partner, supporting EUROAPI’s growth ambitions as an independent company over the coming years. In addition to its highly diversified customer base of approximately 530 customers, EUROAPI benefits from a strong and long-term customer relationship with Sanofi, which represented nearly half of EUROAPI’s revenues in 2021.

In line with its “Play to Win” strategy aiming at simplifying its operations, Sanofi announced in February 2020 its ambition to create a new world leader in APIs to secure significant manufacturing and supply capacities that are critical for patients in Europe and beyond, in a context of increasing shortage of medicines essential to patient care. In 2021, Sanofi announced several critical steps in this journey with the unveiling of the creation of EUROAPI and the appointment of Karl Rotthier as its CEO in January, the appointment of Viviane Monges as Chair of the Supervisory Board in July and the finalization of the carve-out in December 2021.

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Despite volatile market conditions, Sanofi has decided to move forward with the listing process of EUROAPI. As an independent stand-alone company, EUROAPI will be able to fully unlock its growth potential, offering the best alignment of strategy, value creation and financial objectives for all of Sanofi’s shareholders.

With a diversified technology portfolio, EUROAPI is positioned as the world’s leading manufacturer of small molecule API (including complex chemical synthesis molecules, biochemical molecules from fermentation and highly potent molecules). It was the world’s second largest manufacturer of APIs (including both small and large molecules such as peptides and oligonucleotides) in 2021 and number seven in the global CDMO (Contract Development and Manufacturing Organization) market in 20201.

EUROAPI develops, manufactures, markets and distributes APIs and intermediates used in the formulation of medicines for human and veterinary use, both from originators and generics, through its API Solutions business and CDMO activities.

Drawing on more than 150 years of experience in the growing API market, EUROAPI has a network of six production sites, all of which are located in Europe, and delivers around 200 APIs to approximately 530 customers in over 80 countries. The company will be able to rely on the expertise of around 3,350 employees and expects to achieve consolidated sales of around EUR 1 billion in the year ending December 31, 2022.

Further details regarding the specifics of the distribution, including the parity, and the timetable of the spin-off will be set forth in EUROAPI’s French prospectus.

Following the AMF’s approval of EUROAPI’s French prospectus, Sanofi and EUROAPI’s management teams will host a dedicated Capital Markets Day on April 1, 2022 at 1:30 pm CET to present EUROAPI’s business in greater detail (event registration details are available here).

*About Active Pharmaceutical Ingredients (APIs)

Active Pharmaceutical Ingredients (APIs) are the chemical or biological substances in a medicine that have a therapeutic effect. They are the essential molecules used in the composition and manufacture of any medicine.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

About French Tech Souveraineté

Launched in June 2020 by the French government, French Tech Souveraineté is an investment envelope managed by Bpifrance, with both proactive and defensive vocation. It already has a first pocket of €150M to support French technology companies developing future technologies of a sovereign nature, which may fall prey to large foreign players or be overtaken by competitors who are able to finance themselves better.

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Company’s estimate based on third-party market research conducted using the annual reports published by the main industrial players in the APIs sector, public databases (including Capital IQ and Orbis) as well as interviews with market experts.

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Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Investor Relations

investor.relations@sanofi.com

France: + 33 1 53 77 45 45 | U.S.: + 1 908 981 5560

Shareholders hotline

Contact: + 33 8 05 29 21 06

Notice

This press release does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in France, the United Kingdom, the United States of America, Canada, Australia, Japan or any other jurisdiction. No communication and no information in respect of the dividend distribution of the shares of EUROAPI (the “Shares”) may be sent to the public in any jurisdiction where a registration or approval is required. Any distribution of the Shares may be subject to specific legal or regulatory restrictions in certain jurisdictions. Neither Sanofi nor EUROAPI assumes any responsibility for any violation of any such restrictions by any person.

Notice to holders of American Depositary Receipts (“ADRs”)

Pursuant to the terms of the deposit agreement between JP Morgan, as Depositary, Sanofi and the owners and beneficial owners of American Depositary Receipts, as the Depositary deems the distribution of EUROAPI shares to ADS holders not to be feasible, the Depositary may adopt such method as it may reasonably deem equitable and practicable for the purpose of effecting the distribution of EUROAPI shares, including the sale of the EUROAPI shares and distribution of the net cash proceeds of the sale to ADR holders on the relevant record date.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things Sanofi’s and EUROAPI’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 and recent armed conflicts will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 or recent armed conflicts on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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